NEWS RELEASE

Endeavour Acquires Mining Lease on El Porvenir Property,
Guanacevi District, Durango, Mexico

October 13, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V and EJD: FSE) announces that it has acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico.

The El Porvenir property (15 hectares) adjoins Endeavour’s Santa Cruz mine property to the northeast and covers 1.5 kilometres along the Santa Cruz vein, from surface down-dip approximately 200 m to where it meets the currently producing North Porvenir zone. Because Endeavour has already mined North Porvenir to within 10 m of the El Porvenir property boundary, the potential for high grade North Porvenir mineralization to continue onto El Porvenir is thought to be very good.

On El Porvenir, the Santa Cruz vein is marked by strong argillic alteration, persistent quartz veining and several historic trenches. The property owner, Minera Tayahua (“MT”) reports historic production from the El Porvenir mine totaling 64,800 tonnes of unspecified grade, from an area 250 m long by 70 m down-dip.

Historic, proven, and probable reserves at El Porvenir reported by MT stand at 294,304 tonnes grading 265 gpt (7.7 opt) silver and 0.61 gpt (0.02 opt) gold, with historic possible reserves estimated at 270,000 tonnes with the same grades. The historic reserves were calculated by MT based on 92 underground channel samples and no cut-off grade, as follows:

Historic Reserves

Category	Tonnage (t)	Silver		Gold
		gpt	opt	gpt	opt
Proven	134,453
Probable	159,851
Possible	270,000
Total	564,304	265	7.75	0.61	0.02

These historic reserves do not meet NI 43-101 reporting standards, and therefore they should not be relied upon. Endeavour has not yet done work to verify the historic reserves and plans to commence diamond drilling immediately, in order to evaluate the full 1.5 kilometer length of the Santa Cruz vein on the El Porvenir property, identify new resources and confirm the historic resource and bring it into compliance with NI 43-101.

Because no cut-off grade was used in the historic reserve estimate, Endeavour evaluated the MT underground channel sampling using a 200-gpt cut-off grade. A total of 49 of 92 samples (53%) exceeded 200 gpt and were re-calculated below as averages within each MT reserve block:

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Historic Underground Channel Sampling ( 200gpt cut off)

Block No.		Sample Width	Silver		Gold
			gpt	opt	gpt	opt
1	ave. (11/20)	1.60	741.00	21.60	1.30	0.04
	incl.	1.90	1,756.00	51.20	4.00	0.12

2	ave. (5/10)	2.11	595.00	17.30	0.67	0.02
	incl.	2.00	1,710.00	49.90	1.50	0.04

3	ave. (13/23)	2.23	317.00	9.20	1.70	0.05
	incl.	1.80	672.00	19.60	3.00	0.09

4	ave. (9/14)	2.30	417.00	12.20	1.92	0.06
	incl.	2.40	888.00	25.90	3.70	0.11

5	ave. (11/25)	1.81	279.00	8.10	1.35	0.04
	incl.	1.80	366.00	10.70	2.20	0.06

	Total ave.(49/92)	2.01	510.00	14.90	1.41	0.04

These sample data are relatively contiguous, suggesting that a smaller tonnage of higher-grade mineralization may exist within the historic reserves. However, these data have not yet been verified and therefore should not be relied upon. Additional high-grade mineralization has also been identified north of the historic reserve, as shown by diamond drilling in 2003 underground channel sampling completed by Endeavour in 2004 and mining in 2005.

2003 Historic Diamond Drilling

Hole (No.)	True Width	Silver		Gold
	(m)	gpt	opt	gpt	opt

SSC01	3.4	612	17.8	1.27	0.04
SSC02	3.9	626	18.3	0.58	0.02
SSC03	5.1	528	15.4	1.17	0.03

2004 Endeavour Underground Channel Sampling

Location	Sample Width	Silver		Gold
	(m)	gpt	opt	gpt	opt

Raise ave.	1.24	488	14.2	0.95	0.03
X Cut 1	1.7	339	9.9	0.56	0.02
X Cut 2	3.2	561	16.4	0.80	0.02
X Cut 3	1.4	154	4.5	0.55	0.02

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
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Under the lease agreement, Endeavour holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. Endeavour has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter. Minera Tayahua will receive 3% net smelter royalty from production. To maintain its rights, Endeavour must spend at least US $100,000 each quarter on all exploration, development and mining costs and in addition, must spend a further US $500,000 on all costs within one year. The company also agreed to carry third party liability insurance in the amount of US $750,000.

Godfrey Walton, President, stated, “ Acquiring the mining lease on El Porvenir is an important step towards increasing our resources and production in 2006. Our goal is to explore and develop El Porvenir as quickly as possible so that it can start producing before year-end and be ramped up to the same 300 tonnes per day mining rate as North Porvenir, by the end of 2006.”

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 1 surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All drill cores is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX-V, FSE: EJD) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico, should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR   FSE: EJD